United States securities and exchange commission logo





                             December 18, 2020

       Oleg Shchegolev
       Chief Executive Officer
       SEMrush Holdings, Inc.
       800 Boylston Street, Suite 2475
       Boston, MA 02199

                                                        Re: SEMrush Holdings,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
23, 2020
                                                            CIK No. 0001831840

       Dear Mr. Shchegolev:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration on Form S-1

       Prospectus Summary, page 1

   1. You state that G2.com refers to your platform as a leader in 14 different categories.
                                                        Please disclose the
basis for this statement and how your leadership was determined, such as market share
information or other criteria within those 14 categories.
   2. Please disclose the source of the graphical information on page 3 regarding your holistic online strategy. Also,
disclose the time period covered by the chart and quantify the amount of traffic for
each strategy presented. Clarify whether the chart is based on estimates, projections
or historical data.
   3. You calculated the market opportunity in part based on the size of companies and your
 Oleg Shchegolev
FirstName LastNameOleg
SEMrush Holdings,  Inc. Shchegolev
Comapany18,
December  NameSEMrush
              2020        Holdings, Inc.
December
Page 2    18, 2020 Page 2
FirstName LastName
         average revenue per customer in each segment. To provide context, please disclose the number of your customers that represent small, medium, and large sized companies and the average revenue per customer in each segment.
4. You state that you haad 389,000 active free customers and over 63,000 paying customers as of September 30, 2020. Please disclose the number of active free customers and paying customers for all periods presented in the prospectus.
Corporate Information, page 8

5. Please include an organizational chart and clarify the operations that are performed by each material subsidiary.
Risk Factors
We derive, and expect to continue to derive, substantially all of our revenue..., page 15

6. You state that your paying customers predominantly choose monthly subscription terms.
         Please disclose the percentage of your paying customers who choose monthly subscription terms rather than annual subscriptions. Tell us whether annual recurring revenue (ARR)
         includes monthly subscription arrangements and, if so, explain your basis for annualizing revenue derived from monthly customers.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Key Factors Affecting Our Performance, page 66

7. You disclose that your growth strategy focuses on the conversion of free customers to paying customers. Additionally, your risk factor states that your business and operating results will be harmed if your paying customers do not upgrade their premium subscriptions or if they fail to purchase additional products. Please tell us what consideration was given in disclosing the number of paying customers by your tiered subscription offerings for each reporting period. In addition, disclose the amount or percentage of each tier in terms of your revenue. We refer you to
Section III.B of SEC
         Release No. 33-8350.
8. Please disclose the number of customers that did not renew their subscription. Indicate whether a paying customer could become a free customer. Consider disclosing new customers added in each reporting period.
Results of Operations, page 71

9. You state that subscription revenues increased "as a result of increases in the number of paying customers, as well as increases of our sales to existing customers". Please qualify the impact of each of these factors. Clarify and quantify the increase in sales to existing customers that is attributable to a full year of sales in the current year or whether its a result of existing customers increasing the subscription tier or adding new products.
 Oleg Shchegolev
FirstName LastNameOleg
SEMrush Holdings,  Inc. Shchegolev
Comapany18,
December  NameSEMrush
              2020        Holdings, Inc.
December
Page 3    18, 2020 Page 3
FirstName LastName
Business
Our Platform, page 88

10. On page 21, you reference that your website traffic may be reduced if search engines such as Google and Bing alters its search algorithms. Please provide a more detailed description as to how these changes in algorithms may impact your platform and the services that you provide your customers. Further, please address how anti-spam policies at Google or Facebook may impact your platform and the services that you offer.
Sales and Marketing, page 93

11. Please clarify whether you generate a material amount of revenue through your affiliate and agency partnerships. If so, please provide a more detailed description of these arrangements and how they operate.
Executive Compensation, page 105

12. Please provide executive compensation disclosure for the year ended December 31, 2019 which is the company's last completed fiscal year. See Item 402 of Regulation S-K.
Certain Relationships and Related Party Transactions, page 114

13. Please describe any material terms of the Reorganization Transaction, including any ancillary agreements. Further, please clarify whether any of the preferred stock shareholders received any board appointment or nomination rights. We note that one of your directors, Dylan Pearce, is affiliated with Greycroft Growth II, LP, a preferred stockholder.
14. You reference the waiver of transfer restrictions for estate planning purposes to entities affiliated with Messrs. Shchegolev and Melnikov. Please provide a description of these arrangements and the entities involved.
Principal Stockholders, page 119

15. Please revise your beneficial ownership table to include the natural persons that hold voting and/or investment power of the shares held by SEMR Holdings Limited and
         Greycroft Growth II, LP.
         .
Description of Capital Stock, page 121

16. Please provide a more detailed description of the exceptions to the automatic conversion provision of the Class B common stock upon sale or transfer, including the estate planning exceptions.
 Oleg Shchegolev
SEMrush Holdings, Inc.
December 18, 2020
Page 4
Underwriting, page 135

17. Please describe the exceptions to the transfer restrictions to the lock-up agreement.
Notes to Consolidated Financial Statements
Revenue Recognition, page F-8

18. You disclose that you offer your solutions on a tiered recurring subscription basis. Please tell us what consideration was given to disaggregating revenue by your tiered subscription pricing. We refer you to ASC 606-10-55-90 and 55-91.
General

19. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameOleg Shchegolev
                                                            Division of
Corporation Finance
Comapany NameSEMrush Holdings, Inc.
                                                            Office of
Technology
December 18, 2020 Page 4
cc:       Jared J. Fine, Esq.
FirstName LastName